Mail Stop 4561

January 30, 3009

VIA USMAIL and FAX (407) 540-2648

Ms. Tammie A. Quinlan
Executive Vice President and Chief Financial Officer
CNL Income Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

      Re: CNL Income Properties, Inc.
               Form 10-K for the year ended December 31, 2007
               Filed March 18, 2008
               File No. 000-51288

Dear Ms. Tammie A. Quinlan

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Van Doorn
               Senior Assistant Chief Accountant